SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Continental Resources Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

212015-10-1

(CUSIP number)

April 1, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 212015-10-1	13G/A	Page 2 of 6 Pages

1.	Names of reporting persons: Bert H. Mackie
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 5,000
	6.	Shared voting power 14,727,501
	7.	Sole dispositive power 5,000
	8.	Shared dispositive power 14,727,501
9.	Aggregate amount beneficially owned by each reporting person 14,732,501
10.	Check if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9: 8.7%
12.	Type of reporting person (see instructions): IN

CUSIP No. 212015-10-1	13G/A	Page 3 of 6 Pages

1.	Names of reporting persons: H. Thomas Hamm
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 8,828,087
	7.	Sole dispositive power 0
	8.	Shared dispositive power 8,828,087
9.	Aggregate amount beneficially owned by each reporting person 8,828,087
10.	Check if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9: 5.2%
12.	Type of reporting person (see instructions): IN

CUSIP No. 212015-10-1	13G/A	Page 4 of 6 Pages

Item 1	(a).	Name of Issuer:
Continental Resources Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:
302 North Independence Enid, Oklahoma 73701

Item 2	(a).	Name of Person Filing:
Bert H. Mackie and H. Thomas Hamm

Item 2	(b).	Address of Principal Business Office or, if none, Residence:
302 North Independence Enid, Oklahoma 73701

Item 2	(c).	Citizenship:
United States for each of Messrs. Mackie and Hamm

Item 2	(d).	Title of Class of Securities:
Common Stock

Item 2	(e).	CUSIP Number:
212015-10-1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP No. 212015-10-1	13G/A	Page 5 of 6 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

With respect to Mr. Mackie:

(a) Amount beneficially owned: 14,732,501

(b) Percent of class: 8.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 5,000

(ii) Shared power to vote or to direct the vote: 14,727,501

(iii) Sole power to dispose or to direct the disposition of: 5,000

(iv) Shares power to dispose or to direct the disposition of: 14,727,501

With respect to Mr. Hamm:

(a) Amount beneficially owned: 8,828,087

(b) Percent of class: 5.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 8,828,087

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shares power to dispose or to direct the disposition of: 8,828,087

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Of the total number of shares beneficially owned by Mr. Mackie, 14,727,501 shares are held by him as the co-trustee of two separate trusts for the benefit of children of Harold Hamm, the Chairman and Chief executive Officer of the issuer, and the beneficiaries of these trusts have the right to receive dividends paid on, and proceeds from sale of, the shares beneficially owned. Mr. H. Thomas Hamm serves as co-trustee with Mr. Mackie of one of these two trusts, which holds a total of 8,828,087 shares. None of the individual beneficiaries of either trust has a right to dividends or proceeds representing more than 5% of the issuer’s shares outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.
Not applicable.

CUSIP No. 212015-10-1	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2010

/s/ Bert H. Mackie
Bert H. Mackie

/s/ H. Thomas Hamm
H. Thomas Hamm

AGREEMENT

Pursuant to Securities Exchange Act

Rule 13d-1(k)(1)(iii)

The undersigned hereby agree that Amendment No. 2 to the Schedule 13G, filed pursuant to the Securities Exchange Act of 1934 and executed by each of the undersigned of even date herewith, is filed on behalf of each of the undersigned.

DULY EXECUTED this 28 day of July, 2010.

/s/ Bert H. Mackie
Bert H. Mackie

/s/ H. Thomas Hamm
H. Thomas Hamm